Exhibit 99.1

OPC Energy Ltd., a Subsidiary of Kenon Holdings Ltd., Announces that a Special Purpose Corporation in which a subsidiary of OPC has a 50% interest has filed a bid to acquire the Eshkol Power Plant as part of a Tender conducted by the Israel Electric Corporation

Singapore, May 22, 2023. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced on May 22, 2023 that a special-purpose corporation (the “Bidder”) that is owned equally by OPC Power Plants Ltd. (an 80% subsidiary of OPC) and a corporation held by the Noy Fund has filed a bid for the acquisition of the “Eshkol” power plant as part of a tender conducted by the Israel Electric Corporation.

The tender includes the acquisition of several gas-fired generation units, with a total capacity of 1,680 MW. Of this capacity, 912 MW is expected to be terminated within 3 to 6 years while the remaining capacity will operate under a license for a period of 20 years. The tender also includes an option to build further capacity of 600-850 MW in accordance with Israel Electricity Authority’s regulations at the Eshkol site (a land area of about 420 dunams) located in the Ashdod area of Israel, subject to conditions including obtaining land planning approval.

To secure the bid, the Bidder’s shareholders provided (each per their pro rata share in the Bidder) a bank guarantee for a total amount of NIS 100 million (approximately $27.4 million), which will be increased to NIS 200 million (approximately $54.8 million) in case the bid is successful.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about the bid filed by the Bidder to acquire the Eshkol power plant,, statements with respect to the tender, the expected capacity that will be terminated and remain and terms of license and option to build further capacity and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include the risk that the Bidder’s bid is not successful, and if the Bidder’s bid is successful, risks relating to costs of the acquisition and timing to complete the acquisition, the capacity that will be terminated and remain, risks relating to the option to build further capacity, risks relating to any conditions to the acquisition, risks relating to the bank guarantee and other risks, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.